Exhibit 99.1

TSX: IMG NYSE:IMG	News Release

IAMGOLD REPORTS NEW DRILL RESULTS AND
IS ON SCHEDULE TO DRILL OVER 500,000 METRES IN 2011

All amounts are expressed in US dollars, unless otherwise indicated.

Toronto, Ontario, September 19, 2011 – IAMGOLD Corporation (“IAMGOLD” or the “Company”) today announced an update of its greenfields and near-mine exploration projects.

HIGHLIGHTS
▪	Significant drill intersections at Essakane mine on Korizena-Gossey trend
▪	New drill results on exploration targets near Rosebel mine
▪	Encouraging results from greenfields projects in Suriname, Quebec and Brazil
▪	Two advanced exploration programs in Mali continue to deliver encouraging results

THE 2011 EXPLORATION PLAN

IAMGOLD is on track with its $97 million exploration program to drill more than 500,000 metres in 2011.   This includes more than 18 grassroots projects in Senegal, Mali, Suriname, Colombia, Peru, Brazil and the Canadian province of Québec, and the continued search for advanced exploration opportunities or acquisitions. Of the total exploration budget, 45% has been allocated to greenfields exploration for more than 120,000 metres of drilling. The Company’s greenfields team of 70 professionals is committed to the exploration and discovery of significant gold deposits in eight countries in West Africa and the Americas.

Steve Letwin, President and CEO said, “Exploration has been a mainstay of growth for IAMGOLD since the inception of the Company more than 20 years ago. Grassroots exploration offers high-value transformational growth potential. There’s no question that investing in this avenue of growth, in combination with the steady incremental resource and reserve expansions generated by near-mine exploration, is an important keystone of our organic growth strategy.”

NEAR-MINE REGIONAL EXPLORATION

Essakane Mine, Burkina Faso

Mine Permit Area
Through August 2011, approximately 18,600 metres of reverse circulation and diamond drilling had been completed on exploration targets within the 100 square kilometre mine permit, independent of the more than 72,000 metre resource expansion program carried out within and immediately adjacent to the Essakane Main Zone resource. Additionally, more than 4,500 metres of aircore drilling has been completed year-to-date over large expanses of the mine permit. These areas are covered with a thin veneer of windblown sands which mask underlying bedrock and limit the effectiveness of surface geochemical surveys.  The highest priority anomaly, located south of the Falangountou resource, was the subject of a 26-hole (more than 6,000 metres) drill campaign that ended in August 2011. All assays are pending.

Northern Extension
Earlier in 2011, the Company reported the completion of a combined reverse circulation and diamond drill program on the northern extension of the Essakane Main Zone resource. The Essakane mine stratigraphy and structural architecture was traced for more than 1.4 kilometres at increasing depths to the northwest in a shallow, plunging anticlinal structure.  All technical data will be incorporated into the Essakane resource model for the year-end revised resource estimates. As well, Essakane is refining its parameters for resource estimation to reflect the cost and operational experience gained after a full year of production.

Gossey-Korizena Area
Exploration work expanded into the exploration concessions surrounding Essakane in the second quarter of 2011. The focus has been on known and newly identified gold anomalous trends within 15-kilometres of the Essakane operation.

The Gossey-Korizena trend is an intermittently exposed 10-kilometre long gold anomalous zone defined by artisanal workings, historic surface sampling and scout drilling. More than 16,500 metres of aircore drilling has been completed, confirming the continuity of the target anomaly beneath large tracts of transported sand cover.

To date, the Company has completed more than 11,000 metres of reverse circulation and diamond drilling using wide spaced off-sets to historical drill intercepts. Highlights of new drill intercepts are shown below:

Drilling Type	Hole #	From (m)	To (m)	Length (m)	Uncut Grade (g/t Au)
Core Drilling	GDD0005	17.5	59.0	41.5	1.44
Core Drilling	GDD0008	217	223.0	6.0	3.35
including		217	218.5	1.5	18.54
Core Drilling	GDD0010	24.5	42.5	18.0	1.41
including		29.5	30.5	1.0	7.12
Core Drilling	GDD0011	149.0	227.5	78.5	1.21
including		188.0	189.5	1.5	15.01
Core Drilling	KDD0002	70.0	82.0	12.0	2.81
		89.5	95.5	6.0	1.43
		103.0	110.5	7.5	0.61
		154.0	173.5	19.5	0.98
Core Drilling	KDD0003	109.0	127.5	18.5	1.32
		132.0	139.5	7.5	2.05
Reverse Circulation	KRC0529	63.0	71.0	8.0	3.14
including		64.0	65.0	1.0	12.33

The Gossey-Korizena prospect shows excellent promise; however, oxide potential is limited by the shallow oxide weathering profile encountered to date.

Additional details of historic and recent drill intercepts within the Gossey-Korizena trend are shown in Table 1 of the Appendix of this release.

Rosebel Mine, Suriname

At the Charmagne project, located 15 kilometres north of Rosebel, the 82,000-metre near-mine diamond drill program is focused on established resource areas, including resource evaluation of the Overman deposit (formerly referred to as Charmagne).

Systematic exploration on concessions adjacent to the Rosebel Mining permit is currently focused on the Koemboe and Kraboe Doin prospects, located 10 and 16 kilometres south of the Rosebel infrastructure respectively.

Koemboe
At Koemboe, more than 3,100 metres of diamond drilling in 20 holes was completed in July 2011 to follow up east-west trending mineralized quartz veins encountered in trenching and an earlier diamond drilling campaign. Drilling extended the known strike of veining and mineralization to 400 metres and to a depth of 120 metres. Significant intersections include:

Hole #	From (m)	To (m)	Length (m)	Grade (g/t Au)
KO-11-17	140.6	145.5	4.9	3.82
including	140.6	142.5	2.9	9.37
KO11-18	36.0	48.0	12.0	1.15
	129.0	132.5	3.5	8.59
including	130.5	131.3	0.8	28.89
KO11-24	121.5	129.0	7.5	1.49
	144.0	151.5	7.5	0.94

The zone is open to the west and further drilling is required to fully assess continuity and resource potential.

Additional details of historic and recent drill intercepts within the Koemboe zone are shown in Table 2 of the Appendix of this release.

Kraboe Doin
At Kraboe Doin, a follow-up drilling program of 2,300 metres commenced in early September 2011 on the first of two priority targets within an eight-kilometre long gold anomaly defined by shallow auger geochemistry.

GREENFIELDS PROGRAMS

Suriname

At Tapanahony, 120 kilometres southeast of the Rosebel mine, the Company holds an 87.5% interest in a 558 square kilometre concession block that is underlain by a relatively unexplored Proterozoic volcano-sedimentary greenstone belt.  Approximately 3,600 metres of diamond drilling is planned to start in October.  Drilling will test a robust 1.4 kilometre long surficial geochemistry anomaly further supported by deep auger sampling in saprolite.  Drilling is expected to extend into the first quarter of 2012.

Peru

In southern Peru, further diamond drilling on the Candelaria project has defined a tabular gold mineralization zone with gold grades approaching commercial values. Data compilation and modeling is underway to assess options for advancing the project. At the Conchucos project in the central Ancash Department, reconnaissance exploration programs have been completed identifying a number of encouraging mineralization occurrences at surface. The highest priority targets will be drilled following preparatory commitments, including consultation with local community stakeholders.

Brazil

In Brazil, diamond drilling programs are underway at the Pitangui (Minas Gerais) and Vila Estrela (Para) early-stage projects. The Pitangui drilling campaign will test two significant geochemical and geophysical anomalies generated over prospective units of Archean greenstone stratigraphy. The 2011 program in southern Para aims to evaluate the resource potential of the mineralization system revealed by scout diamond drilling completed in late 2010, and to expand regional exploration coverage to locate similar occurrences.

Quebec

Following the success of an earlier drill program, a second exploration core drilling campaign commenced in September on the Company’s wholly-owned Bousquet-Odyno property. The project, located only eight kilometres from the Westwood development project in the Abitibi region of Quebec, was reactivated in 2010 as part of the Company’s renewed emphasis on exploration in Quebec. The new 5,000-metre program aims to build upon positive drill results.

ADVANCED EXPLORATION PROJECTS

Kalana Project, Mali

IAMGOLD is the operator of an exploration joint venture with Avnel Gold Mining Limited (“Avnel”) under the previously reported terms of an option agreement entered into in August 2009. The Company’s 2011 program is focused principally on the Kalana mine area and the near-by Kalanako target.

The 2011 program aims to systematically test the bulk mineable potential of gold mineralization zones that envelop the high grade shallow-dipping veins exploited in the Kalana mine. Drilling is being carried out on a nominal grid pattern of 100 by 50 metres. This work is on-going and has further refined the structural architecture of the Kalana mine to provide a detailed and predictive geologic model.  More than 60,000 metres has been drilled by the Company since 2009, with over 31,000 metres completed this year.

Drilling is anticipated to continue into 2012 with the principal objective of developing a resource estimate for the Kalana mine area and the Kalanako prospect by the third quarter of 2012.  The Company is required to deliver a minimum 2 million ounce NI 43-101 compliant mineral resource as a precondition to vesting in the property. Samples for preliminary metallurgical testing have been submitted to the SGS Mineral Services Lakefield laboratory in the Canadian province of Ontario. Because of the high nugget effect characterizing Kalana gold mineralization, additional technical studies will also be conducted to provide confidence for a future resource estimate.

Regional exploration activities, including extensive termite mound geochemical sampling, ground and aerial geophysical surveys and detailed documentation of historic artisanal gold mining sites, have highlighted numerous priority targets on the southern sector of the 387.4 square kilometre Kalana exploration permit. Planned target definition work will continue in the fourth quarter of 2011 in preparation for drilling in 2012.

Siribaya Project, Mali

The Siribaya gold project in Mali is held under a previously described option to joint venture with Merrex Gold Inc. (“Merrex”).  Drilling in 2011 has focused on the Siribaya trend, a structural corridor that extends for approximately eight kilometres within the Siribaya project concession block.  The Siribaya resources occur on the western and eastern flanks of the structural corridor, and the 2011 program was designed to better determine the extent of known gold mineralization systems and develop additional target areas.

The planned 30,000 metre reverse circulation drilling program is being carried out on 400 to 500 metre spaced fences, followed by in-fill lines to off-set significant results.  Although exploration activity was suspended in July 2011 with the on-set of seasonal rains, more than 21,500 metres of reverse circulation drilling and 6,500 metres of diamond drilling have been completed.

Reverse circulation drill coverage of known mineralized trends has been extended one kilometre north and almost three kilometres south of the Zone 1B resource area (Western Trend), and up to three kilometres north of the small Zone 1A resource (Eastern Trend). A 10,000 metre diamond drill program was initiated in April 2011 to extend the Siribaya Zone 1B resource to the north and south, and off-set significant gold mineralized intercepts elsewhere within the Siribaya structural corridor.  Significant drill results have been recently encountered starting about one kilometre north of the Siribaya Zone 1A resource, and extending northward for one kilometre over three fences of holes.  Peak assays are highlighted by:

▪	hole TYC11-095 that returned 1.58 g/t Au over 31 metres from 43.0 metres to 74 metres, and
▪	hole TYC11-098 that returned 1.87 g/t Au over 13 metres from 50 metres to 63 meters.

The program is experiencing delays in assay turn-around time at commercial laboratories due to the surge in exploration activity in Mali.

Further details of recent drill results, including holes highlighted above, can be found in press releases provided by Merrex, and dated September 8, 2011 and September 13, 2011

Bambadinka
Two kilometres west of the Siribaya structural corridor, anomalous termite mound geochemistry in conjunction with mechanized auger drilling to depths of up to 20 metres has extended the Bambadinka trend for at least eight kilometres in a north-south direction.  Nine reverse circulation drill holes in two fences were completed over short segments of the zone in Q2 2011, but assays are pending.  The Bambadinka trend will be a priority exploration target for future testing, as will a number of new gold anomalous trends revealed by regional termite mound sampling programs elsewhere on the Siribaya concessions.

Technical Information and Qualified Person/Quality Control Notes
The  drilling results  contained in this news release have been prepared  in  accordance  with  National  Instrument  43-101  Standards  of Disclosure  for  Mineral  Projects  (“NI 43-101”), JORC and/or SAMREC.  The “Qualified Person” responsible for the supervision of the preparation and review of this information is Michael Donnelly, P. Geo., Senior Vice President Exploration. Michael is considered a  “Qualified Person” for the purposes of National  Instrument  43-101  with  respect  to  the  technical information  being reported  on.  The  technical information has been included herein with the consent  and  prior  review  of  the  above  noted  Qualified  Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

The “Qualified Person” responsible for the supervision of the preparation and review of the information concerning the Essakane Mine, Burkina Faso section of this press release is Benjamin Allou, Senior Geologist with IAMGOLD.  Benjamin is considered a “Qualified Person” for the purposes of National Instrument 43-101 with respect to the technical information being reported on.  The “Qualified Person” responsible for the supervision of the preparation and review of the information concerning the Rosebel Mine, Suriname section of this press release is Caroline Laplante, Senior Geologist with IAMGOLD. Caroline is considered a “Qualified Person” for the purposes of National Instrument 43-101 with respect to the technical information being reported on.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce.  IAMGOLD uses certain terms in this presentation, such as "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC.  U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from five gold mines (including current joint ventures) on three continents.  IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise.  To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities.  IAMGOLD’s growth plans are strategically focused in West Africa, select countries in South America and regions of Canada.   IAMGOLD also operates Niobec, a niobium mine in the Canadian province of Quebec.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952

Toll-free: 1 888 464-9999  info@iamgold.com

Please note:
Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.

APPENDIX

Table 1: Drill intercepts from Gossey-Korizena zone

Hole_ID	UTME-UTMN Datum-Zone	Azim	Dip	From (m)	To (m)	Length (m)	Grade (g/t) (cut-off 0.4g/t)	Lab
KDD0001	821514-1595148 WGS84-30N	286	-60				No Significant results	Essakane
KDD0002	821608-1595116 WGS84-30N	286	-60	70.0	82.0	12.0	2.81	Essakane
				89.5	95.5	6.0	1.43
				103.0	110.5	7.5	0.61
				154.0	173.5	19.5	0.98
KDD0003	821706-1595079 WGS84-30N	286	-60	109.0	127.5	18.5	1.32	Essakane
				132.0	139.5	7.5	2.05
KDD0004	821796-1595051 WGS84-30N	286	-60				No Significant results	Essakane
KDD0005	823302-1596136 WGS84-30N	307	-60				No Significant results	Essakane
KDD0006	823217-1596191 WGS84-30N	307	-60				No Significant results	Essakane
KDD0007	823131-1596257 WGS84-30N	307	-60				No Significant results	Essakane
KDD0008	822934-1598835 WGS84-30N	307	-60				No Significant results	Essakane
KDD0009	823090-1598740 WGS84-30N	307	-60				No Significant results	Essakane
KDD0010	823193-1598676 WGS84-30N	307	-60	23.0	46.0	23.0	0.70	Essakane
KDD0011	823278-1598625 WGS84-30N	307	-60				No Significant results	Essakane
KDD0012	823026-1598785 WGS84-30N	307	-60				No Significant results	Essakane
GDD0005	823430-1600324 WGS84-30N	307	-60	17.5	59.0	41.5	1.44	Essakane
GDD0006	176600-1600259 WGS84-31N	307	-60	48.0	54.0	6.0	0.89	Essakane
				76.0	83.5	7.5	0.89
GDD0007	176605-1600265 WGS84-31N	307	-60	39.0	56.0	17.0	0.88	Essakane
GDD0008	176681-1600196 WGS84-31N	307	-60	217.0	223.0	6.0	3.35 (including 1.5m @ 18.54g/t from 217m)	Essakane
GDD0009	176799-1600815 WGS84-31N	307	-60				No Significant results	Essakane
GDD0010	176878-1600758 WGS84-31N	307	-60	24.5	42.5	18.0	1.41 (including 1m @ 7.12g/t from 29.5m)	Essakane

GDD0011	176956-1600694 WGS84-31N	307	-60	149.0	227.5	78.5	1.21 (including 1.5m @ 15.01g/t from 188m)	Essakane
GDD0012	823182-1601263 WGS84-30N	307	-60				Results Pending	Essakane
GDD0013	823012-1601365 WGS84-30N	307	-60				Results Pending	Essakane
GDD0014	823088-1601293 WGS84-30N	307	-60				Results Pending	Essakane
KRC0525	822850-1596459 WGS84-30N	307	-60				No Significant results	Essakane
KRC0526	822812-1596484 WGS84-30N	307	-60				No Significant results	Essakane
KRC0527	822768-1596516 WGS84-30N	307	-60				No Significant results	Essakane
KRC0528	822728-1596549 WGS84-30N	307	-60	104.0	114.0	10.0	0.54 (open ended)	Essakane
KRC0529	822690-1596575 WGS84-30N	307	-60	63.0	71.0	8.0	3.14 (including 1m @ 12.33g/t from 64m)	Essakane
KRC0530	822644-1596609 WGS84-30N	307	-60				No Significant results	Essakane
KRC0531	822606-1596635 WGS84-30N	307	-60				No Significant Results	Essakane
KRC0532	822563-1596665 WGS84-30N	307	-60	0.0	5.0	5.0	1.34	Essakane
KRC0533	822528-1596695 WGS84-30N	307	-60				No Significant results	Essakane
KRC0534	823429-1596535 WGS84-30N	307	-60				No Significant results	Essakane
KRC0535	823383-1596571 WGS84-30N	307	-60				No Significant results	Essakane
KRC0536	823338-1596596 WGS84-30N	307	-60				No Significant results	Essakane
KRC0537	823296-1596620 WGS84-30N	307	-60				No Significant results	Essakane
KRC0538	823253-1596653 WGS84-30N	307	-60				No Significant results	Essakane
KRC0539	823217-1597663 WGS84-30N	307	-60				No Significant results	Essakane
KRC0540	823176-1597695 WGS84-30N	307	-60				No Significant results	Essakane
KRC0541	823133-1597722 WGS84-30N	307	-60				No Significant results	Essakane
KRC0542	823306-1598094 WGS84-30N	307	-60				No Significant results	Essakane

KRC0543	823264-1598119 WGS84-30N	307	-60				No Significant results	Essakane
KRC0544	823224-1598146 WGS84-30N	307	-60	26.0	34.0	8.0	0.47	Essakane
KRC0545	823023-1598294 WGS84-30N	307	-60				No Significant results	Essakane
KRC0546	822941-1598355 WGS84-30N	307	-60				No Significant results	Essakane
KRC0547	822900-1598385 WGS84-30N	307	-60				No Significant results	Essakane
KRC0548	822857-1598413 WGS84-30N	307	-60				Results Pending	Essakane
KRC0549	822817-1598442 WGS84-30N	307	-60				No Significant results	Essakane
KRC0550	822778-1598469 WGS84-30N	307	-60				No Significant results	Essakane
KRC0551	822736-1598496 WGS84-30N	307	-60				No Significant results	Essakane
KRC0552	822697-1598526 WGS84-30N	307	-60				Results Pending	Essakane
KRC0553	822653-1598557 WGS84-30N	307	-60				Results Pending	Essakane
KRC0554	822982-1598323 WGS84-30N	307	-60				Results Pending	Essakane
KRC0555	177053-1598553 WGS84-31N	307	-60	5.0	39.0	34.0	0.69	Essakane
KRC0556	177011-1598581 WGS84-31N	307	-60				Results Pending	Essakane
KRC0557	176965-1598616 WGS84-31N	307	-60				Results Pending	Essakane
KRC0558	176733-1598795 WGS84-31N	307	-60				Results Pending	Essakane
KRC0559	176690-1598825 WGS84-31N	307	-60				Results Pending	Essakane
KRC0560	176648-1598857 WGS84-31N	307	-60				Results Pending	Essakane
KRC0561	176602-1598887 WGS84-31N	307	-60	4.0	16.0	12.0	0.40	Essakane
KRC0562	176563-1598914 WGS84-31N	307	-60	7.0	31.0	24.0	0.78	Essakane
KRC0563	823468-1598940 WGS84-30N	307	-60	35.0	48.0	13.0	0.42	Essakane
KRC0564	823418-1598973 WGS84-30N	307	-60	13.0	20.0	7.0	0.46	Essakane

KRC0565	823383-1598999 WGS84-30N	307	-60	56.0	62.0	6.0	1.08	Essakane
KRC0566	823343-1599020 WGS84-30N	307	-60	40.0	45.0	5.0	0.57	Essakane
KRC0567	823303-1599052 WGS84-30N	307	-60				No Significant results	Essakane
KRC0568	823255-1599086 WGS84-30N	307	-60				No Significant results	Essakane
KRC0569	822693-1599505 WGS84-30N	307	-60				No Significant results	Essakane
KRC0570	822616-1599566 WGS84-30N	307	-60				No Significant results	Essakane
KRC0571	822616-1599566 WGS84-30N	307	-60				Results Pending	Essakane
KRC0572	176782-1599257 WGS84-31N	307	-60				No Significant results	Essakane
GRC0990	176741-1599287 WGS84-31N	307	-60				Results Pending	Essakane
GRC0991	176700-1599320 WGS84-31N	307	-60				Results Pending	Essakane
GRC0992	176663-1599348 WGS84-31N	307	-60				Results Pending	Essakane
GRC0993	176624-1599379 WGS84-31N	307	-60				Results Pending	Essakane
GRC0994	176583-1599408 WGS84-31N	307	-60				Results Pending	Essakane
GRC0995	176544-1599439 WGS84-31N	307	-60				Results Pending	Essakane
GRC0996	177270-1599385 WGS84-31N	307	-60				Results Pending	Essakane
GRC0997	177326-1599364 WGS84-31N	307	-60				Results Pending	Essakane
GRC0998	177316-1599353 WGS84-31N	127	-60				Results Pending	Essakane
GDD0001	177038.3-1600635.8 WGS84-31N	307	-45				No Significant results	SGS - Ouaga
GDD0002	177038.3-1600635.8 WGS84-31N	307	-45	137.0	152.0	15.0	7.88 (including 1.5m @ 73.9g/t from 146m)	SGS - Ouaga
GDD0003	176879.1-1600759.4 WGS84-31N	307	-45	21.0	42.0	21.0	0.91	SGS - Ouaga
GDD0004	176799.7-1600818.6 WGS84-31N	307	-45				No Significant results	SGS - Ouaga
GRC0001	176726.9-1600158.8 WGS84-31N	332	-45				No Significant results	ITS Ghana

GRC0002	176639.7-1600269.1 WGS84-31N	287	-45	39.0	47.0	8.0	0.76	ITS Ghana
GRC0003	176572.2-1600291.1 WGS84-31N	302	-45	12.0	19.0	7.0	3.26 (including 1m @ 19.0g/t from 12m)	ITS Ghana
				37.0	49.0	12.0	1.08
GRC0004	176500.7-1600333.2 WGS84-31N	302	-45	29.0	36.0	7.0	3.17 (including 1m @ 7.5g/t from 31m)	ITS Ghana
				50.0	55.0	5.0	3.59 (including 1m @ 14.2g/t from 53m)
GRC0005	176892.7-1600730.6 WGS84-31N	267	-45				No Significant results	ITS Ghana
GRC0006	176841.4-1600779.8 WGS84-31N	267	-45				No Significant results	ITS Ghana
GRC0007	176982.4-1601074.7 WGS84-31N	287	-45	16.0	27.0	11.0	0.56	ITS Ghana
GRC0008	176601-1601415.2 WGS84-31N	287	-45				No Significant results	ITS Ghana
GRC0009	176813.3-1600810 WGS84-31N	112	-45	10.0	32.0	22.0	1.04	ITS Ghana
GRC0010	176788.4-1600675.1 WGS84-31N	197	-45	21.0	34.0	13.0	0.51	ITS Ghana
				39.0	47.0	8.0	0.57
				50.0	55.0	5.0	4.62 (including 1m @ 22.0g/t from 53m)
GRC0011	176926.2-1601105.6 WGS84-31N	267	-45				No Significant results	ITS Ghana
GRC0491	176432.9-1599964.2 WGS84-31N	307	-45	29.0	50.0	21.0	0.84	ITS Ghana
GRC0492	176385.9-1600000 WGS84-31N	308	-45				No Significant results	ITS Ghana
GRC0493	176344.1-1600032.3 WGS84-31N	309	-45	7.0	12.0	5.0	0.60	ITS Ghana
GRC0494	176637.1-1600232 WGS84-31N	311	-45	47.0	52.0	5.0	0.58	ITS Ghana
GRC0495	176596.6-1600266.1 WGS84-31N	311	-45	23.0	30.0	7.0	0.67	ITS Ghana
				34.0	58.0	24.0	0.73
GRC0496	176555.5-1600298.7 WGS84-31N	311	-44	0.0	11.0	11.0	0.70	ITS Ghana
				50.0	69.0	19.0	0.88
GRC0497	176516.8-1600333.6 WGS84-31N	310	-44	2.0	7.0	5.0	0.59	ITS Ghana
GRC0498	176830.6-1600501 WGS84-31N	127	-44	7.0	31.0	24.0	0.79	ITS Ghana
GRC0499	176992.9-1600610.6 WGS84-31N	127	-44				No Significant results	ITS Ghana
GRC0500	177001.8-1600614 WGS84-31N	308	-45	41.0	47.0	6.0	1.02	ITS Ghana
				66.0	72.0	6.0	1.50	ITS Ghana

GRC0501	176961.4-1600646.4 WGS84-31N	305	-45	0.0	8.0	8.0	0.99	ITS Ghana
GRC0502	176910.8-1600677.9 WGS84-31N	302	-45	68.0	74.0	6.0	1.30	ITS Ghana
GRC0503	176875.9-1600707.2 WGS84-31N	304	-43	55.0	62.0	7.0	0.54	ITS Ghana
GRC0504	176831.2-1600733 WGS84-31N	308	-45	13.0	19.0	6.0	0.64	ITS Ghana
GRC0505	176819.9-1600655.2 WGS84-31N	251	-45	36.0	44.0	8.0	0.79	ITS Ghana
				48.0	74.0	26.0	2.29 (including 1m @ 45.18g/t from 57m)
GRC0578	176421.7-1599723.4 WGS84-31N	307	-45	42.0	47.0	5.0	0.79	ITS Ghana
GRC0579	176382.6-1599753.7 WGS84-31N	308	-45				No Significant results	ITS Ghana
GRC0580	176342.7-1599788.4 WGS84-31N	306	-45				No Significant results	ITS Ghana
GRC0581	176302.4-1599817.2 WGS84-31N	306	-44	13.0	18.0	5.0	0.55	ITS Ghana
GRC0582	176277-1599835.1 WGS84-31N	307	-44				No Significant results	ITS Ghana
GRC0583	176425.1-1599842.3 WGS84-31N	309	-45	13.0	19.0	6.0	0.67	ITS Ghana
				32.0	46.0	14.0	1.03
GRC0584	176389.3-1599872.2 WGS84-31N	310	-44				No Significant results	ITS Ghana
GRC0585	176353.6-1599903.2 WGS84-31N	309	-46				No Significant results	ITS Ghana
GRC0586	176318.6-1599932.4 WGS84-31N	308	-45				No Significant results	ITS Ghana
GRC0587	176478.8-1600052.4 WGS84-31N	309	-46	66.0	71.0	5.0	0.57	ITS Ghana
GRC0588	176451.8-1600074.1 WGS84-31N	310	-45	26.0	55.0	29.0	0.67	ITS Ghana
GRC0589	176424.6-1600096.1 WGS84-31N	311	-46	3.0	11.0	8.0	1.60	ITS Ghana
				41.0	52.0	11.0	0.80
GRC0590	176397.5-1600118 WGS84-31N	310	-45	15.0	20.0	5.0	1.18	ITS Ghana
GRC0591	176524.7-1600148.9 WGS84-31N	311	-45	17.0	22.0	5.0	1.83	ITS Ghana
				26.0	47.0	21.0	0.72
GRC0592	176497.1-1600169.2 WGS84-31N	310	-45	38.0	45.0	7.0	0.52	ITS Ghana
				53.0	58.0	5.0	0.66
GRC0593	176471.7-1600192.8 WGS84-31N	309	-46	13.0	22.0	9.0	0.75	ITS Ghana
				36.0	44.0	8.0	1.35
				49.0	56.0	7.0	0.42

GRC0594	176443.7-1600214.2 WGS84-31N	309	-45	1.0	24.0	23.0	0.88	ITS Ghana
GRC0595	176653-1600294.5 WGS84-31N	308	-48	17.0	28.0	11.0	1.12	ITS Ghana
				35.0	41.0	6.0	0.82
GRC0596	176627.3-1600316 WGS84-31N	308	-45	49.0	65.0	16.0	0.82	ITS Ghana
GRC0597	176593.1-1600338.6 WGS84-31N	306	-46	1.0	23.0	22.0	0.47	ITS Ghana
				27.0	32.0	5.0	1.63
GRC0598	176572.7-1600358.6 WGS84-31N	309	-45	34.0	43.0	9.0	0.58	ITS Ghana
				47.0	55.0	8.0	1.23
				59.0	67.0	8.0	0.62
GRC0599	176883.9-1600630.1 WGS84-31N	307	-45	33.0	42.0	9.0	0.41	ITS Ghana
				53.0	58.0	5.0	2.60
				62.0	70.0	8.0	0.70
GRC0600	176855.7-1600651.7 WGS84-31N	307	-46	1.0	21.0	20.0	1.36	ITS Ghana
GRC0601	176826.1-1600673.9 WGS84-31N	307	-45				No Significant results	ITS Ghana
GRC0602	176798.7-1600693.8 WGS84-31N	307	-46				No Significant results	ITS Ghana
GRC0603	176926.5-1600720.9 WGS84-31N	307	-46				No Significant results	ITS Ghana
GRC0604	176894.9-1600745.9 WGS84-31N	307	-45	41.0	66.0	25.0	1.30	ITS Ghana
GRC0605	176862.6-1600770.3 WGS84-31N	308	-45	1.0	23.0	22.0	0.86	ITS Ghana
				42.0	53.0	11.0	0.55
GRC0606	177127.6-1601074.7 WGS84-31N	307	-46				No Significant results	ITS Ghana
GRC0607	177095.1-1601099.9 WGS84-31N	307	-46	1.0	8.0	7.0	0.84	ITS Ghana
GRC0608	177061.7-1601120.9 WGS84-31N	307	-45				No Significant results	ITS Ghana
GRC0609	177030.4-1601144.2 WGS84-31N	307	-46	2.0	13.0	11.0	0.54	ITS Ghana
GRC0610	177059.2-1600992.4 WGS84-31N	308	-46				No Significant results	ITS Ghana
GRC0611	177027.3-1601016.5 WGS84-31N	307	-45	1.0	7.0	6.0	0.97	ITS Ghana
GRC0612	176995.4-1601040.7 WGS84-31N	306	-46	2.0	22.0	20.0	0.64	ITS Ghana
GRC0613	176968.3-1601064.3 WGS84-31N	308	-45				No Significant results	ITS Ghana

GRC0614	176997.3-1600918.4 WGS84-31N	309	-44				No Significant results	ITS Ghana
GRC0615	176963.6-1600946.2 WGS84-31N	308	-45				No Significant results	ITS Ghana
GRC0616	176936.6-1600967.5 WGS84-31N	310	-45	31.0	53.0	22.0	0.84	ITS Ghana
GRC0617	176913.1-1600985.3 WGS84-31N	311	-46				No Significant results	ITS Ghana
GRC0618	176985.2-1600805.6 WGS84-31N	308	-46				No Significant results	ITS Ghana
GRC0619	176951.2-1600827.3 WGS84-31N	307	-45				No Significant results	ITS Ghana
GRC0620	176919.8-1600850.1 WGS84-31N	310	-46	46.0	67.0	21.0	1.26	ITS Ghana
GRC0621	176886.8-1600877.3 WGS84-31N	308	-45	2.0	29.0	27.0	1.08	ITS Ghana
				32.0	41.0	9.0	0.68
GRC0622	176871.4-1600511.5 WGS84-31N	308	-45	41.0	46.0	5.0	1.25	ITS Ghana
GRC0623	176838.4-1600535.7 WGS84-31N	307	-45				No Significant results	ITS Ghana
GRC0624	176838.3-1600412.4 WGS84-31N	306	-45				No Significant results	ITS Ghana
GRC0625	176804.5-1600433.6 WGS84-31N	311	-45	65.0	75.0	10.0	0.71 (to end of hole)	ITS Ghana
GRC0626	176673.7-1600405.7 WGS84-31N	307	-46				No Significant results	ITS Ghana
GRC0627	176643.4-1600433.4 WGS84-31N	307	-46				No Significant results	ITS Ghana
GRC0628	176614.3-1600458.6 WGS84-31N	307	-46				No Significant results	ITS Ghana
GRC0629	176580.6-1600481.1 WGS84-31N	308	-46				No Significant results	ITS Ghana
GRC0630	176478-1599549.9 WGS84-31N	309	-46				No Significant results	ITS Ghana
GRC0631	176273.3-1599712.2 WGS84-31N	309	-45				No Significant results	ITS Ghana
GRC0632	176241.6-1599733.2 WGS84-31N	309	-46				No Significant results	ITS Ghana
GRC0979	176991.9-1600985.1 WGS84-31N	306	-46.2	24.0	35.0	11.0	0.75	ITS Ghana
GRC0980	176910.6-1600921.4 WGS84-31N	309	-46	11.0	58.0	47.0	0.77	ITS Ghana
GRC0981	176887.4-1600939.5 WGS84-31N	308	-46.1				No Significant results	ITS Ghana
GRC0982	176893.9-1600808.1 WGS84-31N	308	-45.9	31.0	62.0	31.0	1.16	ITS Ghana
				66.0	71.0	5.0	1.37

GRC0983	176870.1-1600826.5 WGS84-31N	307	-46	2.0	45.0	43.0	1.01	ITS Ghana
				49.0	59.0	10.0	1.11
GRC0984	176845.9-1600845.2 WGS84-31N	306	-45.8	19.0	29.0	10.0	1.05	ITS Ghana
GRC0985	176858.3-1600582.9 WGS84-31N	305	-44.3	11.0	28.0	17.0	3.98 (including 2m @ 26.4g/t from20m )	ITS Ghana
GRC0986	176789.3-1600576.3 WGS84-31N	308	-44.8				No Significant results	ITS Ghana
GRC0987	176850.3-1600464.4 WGS84-31N	307	-45.5	13.0	36.0	23.0	0.61	ITS Ghana
GRC0988	176779.2-1600519.6 WGS84-31N	307	-45.7	45.0	50.0	5.0	0.81	ITS Ghana
GRC0989	176772.6-1600461.3 WGS84-31N	308	-45.6	43.0	48.0	5.0	0.55	ITS Ghana
KRC0506	174613.3-1595152.6 WGS84-31N	105	-44	0.0	13.0	13.0	0.58	ITS Ghana
KRC0507	174614.4-1595153 WGS84-31N	286	-45	2.0	10.0	8.0	0.58	ITS Ghana
				15.0	26.0	11.0	0.81
				57.0	65.0	8.0	0.60
KRC0508	174566.3-1595170.3 WGS84-31N	288	-45	44.0	54.0	10.0	0.50	ITS Ghana
KRC0509	174515.4-1595178.6 WGS84-31N	286	-46				No Significant results	ITS Ghana
KRC0510	174466.4-1595195.5 WGS84-31N	286	-45	16.0	22.0	6.0	0.53	ITS Ghana
KRC0511	174434.5-1594686.6 WGS84-31N	288	-45				No Significant results	ITS Ghana
KRC0512	174387-1594702.4 WGS84-31N	289	-45				No Significant results	ITS Ghana
KRC0513	176522.8-1597311.5 WGS84-31N	272.9	-58.3				No Significant results	SGS - Ouaga
KRC0514	176482.8-1597312.6 WGS84-30N	269	-60	65.0	74.0	9.0	0.68	SGS - Ouaga
KRC0515	176440-1597313.8 WGS84-30N	269	-60				No Significant results	SGS - Ouaga
KRC0516	176401.2-1597315.5 WGS84-30N	269	-60				No Significant results	SGS - Ouaga
KRC0517	175870.3-1597408 WGS84-30N	269	-60				No Significant results	SGS - Ouaga
KRC0518	175831.5-1597408.5 WGS84-30N	278.3	-60.2				No Significant results	SGS - Ouaga
KRC0519	175791.1-1597946.1 WGS84-30N	269	-60				No Significant results	SGS - Ouaga

KRC0520	176260.4-1596199.2 WGS84-30N	269	-60				No Significant results	SGS - Ouaga
KRC0521	176224.5-1596199.7 WGS84-30N	269	-60	45.0	53.0	8.0	1.06	SGS - Ouaga
KRC0522	176190.3-1596200.1 WGS84-30N	269	-60				No Significant results	SGS - Ouaga
KRC0523	176148.7-1596201.9 WGS84-30N	269	-60				No Significant results	SGS - Ouaga
KRC0524	175032.2-1595577.2 WGS84-30N	267.6	-63.4				No Significant results	SGS - Ouaga

Note 1: Minimum 5.0m width, 0.4 g/t Au lower cut-off, maximum 3m internal dilution, all internal intercepts >7 g/t Au are noted.
Note 2: Holes with DD in Hole ID are diamond drill holes, and those with RC in Hole ID are reverse circulation holes.
Note 3: Intersections represent down-hole intervals; true widths are not known at this time.
Note 4: Assay Method: Leachwell - 1kg.

Table 2: Drill intercepts from Koemboe project

Hole ID	UTM E (WGS84)_21N	UTM N (WGS84)_21N	Azimuth	Dip	Total Depth (m)	From (m)	To (m)	Length (m)	Grade (g/t)
BG10-01	693630	552703	340	-50	120	42.0	45.0	3.0	1.75
BG10-02	693645	552654	340	-50	171	0.0	6.0	6.0	9.18
					including	0.0	4.30	4.3	12.53
BG10-03	693427	552506	360	-50	153	49.40 145.5	54.0 148.5	4.6 3.0	1.26 2.72
BG10-04	693431	552461	360	-50	150	100.5	103.5	3.0	2.52
						111.0	114.8	3.8	0.82
BG10-05	693433	552705	340	-50	151	no significant results
BG10-06	693449	552650	340	-50	150	no significant results
BG10-07	694378	552862	340	-50	123	no significant results
BG10-08	694403	552801	340	-50	115.5	no significant results
BG10-09	694461	552674	340	-50	69	no significant results
KO11-10	693095	552191	336	-50	150	no significant results
KO11-11	693124	552124	336	-50	153	no significant results
KO11-12	693153	552054	336	-50	150	no significant results
KO11-13	693187	551981	336	-50	153	no significant results
KO11-14	693317	552205	336	-45	150	no significant results
KO11-15	693347	552130	336	-45	150	no significant results
KO11-16	693450	552384	336	-50	235.4	181.0	184.5	3.5	0.98
						215.5	222.6	7.1	0.88
						230.2	234.0	3.8	1.08
KO11-17	693566	552586	336	-50	159	140.6	145.5	4.9	3.82
					Including	140.6	142.5	1.9	9.37
KO11-18	693588	552525	336	-50	153	36.0	43.3	7.3	1.72
						129.0	132.5	3.5	8.59
					Including	130.5	131.3	2.3	15.43
KO11-19	693640	552410	336	-45	159	4.3	12.0	7.7	0.98
						133.5	138.0	4.5	1.02
						144.0	147.0	3.0	1.34
KO11-20	693754	552666	336	-50	126	no significant results
KO11-21	693783	552593	336	-50	150	no significant results
KO11-22	693738	552475	336	-50	150	36.0	43.5	7.5	1.21
KO11-23	693333	552633	336	-50	111	assays pending
KO11-24	693360	552563	336	-50	153	111.0	114.0	3.0	0.67
						121.5	127.5	6.0	1.77
						144.0	148.6	4.6	1.35
KO11-25	693229	552421	156	-45	170	assays pending
KO11-26	693211	552382	0	-50	168	assays pending
KO11-27	693214	552468	0	-50	150	no significant results
KO11-28	693670	552600	336	-50	165	no significant results
KO11-29	693705	552530	336	-50	180	assays pending
Note 1: Minimum 3.0 metre width, 0.5 g/t Au lower cut-off, maximum 1.5 metres internal dilution, all internal intercepts >5g/t Au are noted.
Note 2: Laboratory: Rosebel Gold Mine, Assay method: Fire Assay (30g charge) with Atomic Absorption finish.
Note 3: Holes with BG prefix drilled in November 2010, holes with KO prefix drilled in July 2011.
Note 4: Intersections represent down-hole intervals; true widths are not known at this time.
Note 5: All holes are diamond drill holes representing HQ and NQ core size.